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                               August 9, 2023

       David H. Watson
       Chief Executive Officer
       Argan, Inc.
       One Church Street
       Suite 201
       Rockville, MD 20850

                                                        Re: Argan, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed May 1, 2023
                                                            File No. 001-31756

       Dear David H. Watson:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed May 1, 2023

       Pay Versus Performance, page 54

   1. Please revise the table that provides a reconciliation of the adjustments to the totals as presented in the
Summary Compensation Table to compensation actually paid to show each of the numerical
amounts deducted and added pursuant to Regulation S-K Item
                                                        402(v)(2)(iii). We note
that you have provided one line item in the Summary
                                                        Compensation Table for
vested and unvested stock-based awards. See Regulation S-K
                                                        Item 402(v)(3). For
guidance, refer to Regulation S-K Compliance and Disclosure
                                                        Interpretations
Questions 128D.03 and 128D.04.
   2. We note that you have included EBITDA as a percentage of Revenues, a non-GAAP measure, as your
Company-Selected Measure pursuant to Regulation S-K Item
                                                        402(v)(2)(vi). Please
provide disclosure showing how this number is calculated from your audited financial
statements, as required by Regulation S-K Item 402(v)(2)(v). We note your reference in
footnote (7) to further discussion in the Compensation Discussion and
                                                        Analysis, but we are
unable to locate disclosure showing how your Company-Selected
                                                        Measure is derived from
the audited financial statements. If the required disclosure appears in a different
part of the definitive proxy statement, you may satisfy the disclosure requirement by a
cross-reference thereto; however, incorporation by reference to a
 David H. Watson
Argan, Inc.
August 9, 2023
Page 2
         separate filing will not satisfy this disclosure requirement.
       Please contact Isabel Rivera at 202-551-3518 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameDavid H. Watson                               Sincerely,
Comapany NameArgan, Inc.
                                                                Division of
Corporation Finance
August 9, 2023 Page 2                                           Disclosure
Review Program
FirstName LastName